FINANCIAL STATEMENT

Redburn (USA) LLC
December 31, 2020
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2023	
Estimated average burden	
hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____04/01/20_____ AND ENDING_____12/31/20_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Redburn (USA) LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 26th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York   **NY**   **10017**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitchell N. Lowenthal   **(212) 803-7315**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountants
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I   Mitchell N. Lowenthal _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ Redburn (USA) LLC _____ , as of _December 31_____ , 20 20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions _____

_____

_____

_____



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

Mitchell Lowenthal
Signature
General Counsel & Chief Compliance Officer
Title

This report ** contains (check all appl

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Redburn (USA) LLC

Financial Statement

December 31, 2020

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Redburn (USA) LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

February 26, 2021

Redburn (USA) LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	5,401,977
Restricted cash equivalents		217,187
Receivable from Parent		80,708
Receivables from broker dealers		648,379
Prepaid expenses		290,731
Prepaid income taxes		85,034
Operating lease right of use asset		481,614
Deferred tax assets		255,087
Fixed assets, net of accumulated depreciation and amortization		84,432
Other assets		1,850
Total assets	$	7,546,999

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued compensation and benefits	$	1,034,424
Operating lease liability		514,426
Accrued professional fees		252,422
Accrued expenses and other liabilities		137,451
Accounts payable		80,212
Accrued income taxes payable		14,440
Deferred tax liabilities		18,500
Total liabilities		2,051,875
Member's equity		5,495,124
Total liabilities and member's equity	$	7,546,999

The accompanying notes are an integral part of this financial statement.

Redburn (USA) LLC

Notes to Financial Statement

December 31, 2020

1. Organization

Redburn Partners (USA) L.P. was originally established in May 2006 as a partnership under the laws of the State of New York. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name to Redburn (USA) LLC (the "Company"). At the same date, the Company became a wholly owned subsidiary of its sole member, Redburn (Europe) Limited ("REL" or "Parent"), a company incorporated in England. Due to a large portion of revenues being generated via income earned from transfer pricing from its Parent, the Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, and agency execution for European and U.S. equity securities. The Company operates in one reportable business segment which represents principally all of the Company's operations.

Effective April 1, 2020 the Company's fiscal year end was changed from March 31 to December 31 to be in alignment with the Parent's fiscal year end. Therefore these financial statements cover the period April 1, 2020 through December 31, 2020.

The Company clears its securities transactions on a fully disclosed basis primarily through Apex Clearing Corporation ("Apex"). In December 2020, the Company entered in a fully disclosed clearing agreement with Pershing LLC ("Pershing") although trading activity did not commence until February 1, 2021.

2. Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The U.S. dollar is the functional currency of the Company.

The accompanying notes are an integral part of this financial statement.

3

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits, however, management does not believe it is exposed to any significant credit risk.

As of December 31, 2020, the Company maintained a money market deposit account of $217,187 to secure a letter of credit on its New York office lease. The money market deposit account is recorded as restricted cash equivalents on the Statement of Financial Condition.

Cash Flow

In November 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 provides guidance on the disclosure of total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of year and end of year total amounts shown in the statement of cash flows. The Company adopted ASU 2016-18 on April 1, 2018.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash equivalents reported within the Statement of Financial Condition as of December 31, 2020 that sum to the total of the same such amounts shown on the Statement of Cash Flows.

The accompanying notes are an integral part of this financial statement.

4

Redburn (USA) LLC

Notes to Financial Statement (continued)

December 31, 2020

2. Significant Accounting Policies (continued)

Cash and cash equivalents	$	5,401,977
Restricted cash equivalents		217,187
Total cash, cash equivalents, and restricted cash equivalents shown on the statement of cash flows	$	5,619,164

Receivables from Broker Dealers

Receivables from broker dealers includes a clearing deposit of $500,000 along with accrued interest income of $2,479 that the Company maintains with one of its clearing brokers. The remaining balance represents commissions receivable, net of clearance and execution costs, related to customers' U.S. equity trading activity. The Company collects these net commissions on behalf of the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

Valuation of Assets and Liabilities – Definition and Hierarchy

In accordance with Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

The accompanying notes are an integral part of this financial statement.

5

Redburn (USA) LLC

Notes to Financial Statement (continued)

December 31, 2020

2. Significant Accounting Policies (continued)

Valuation of Assets and Liabilities – Definition and Hierarchy (continued)

Level 2 – Valuations based on inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active or for which all significant inputs are observable, either directly or for substantially the full term of the financial instrument.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The categorization within the fair value hierarchy is based on the lowest level of the significant inputs to valuation.

The Company had no financial instruments carried at fair value at December 31, 2020.

In August 2018, the FASB issued ASU 2018-13, Changes to Disclosure Requirements for Fair Value Measurements, which improves the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for fiscal years beginning after December 15, 2019. The Company adopted ASU 2018-13 effective April 1, 2020 and has determined this standard will not have a material impact to the Company's financial statements and disclosures.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computers, furniture and equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter.

Stock Based Compensation

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 provides guidance about which changes to terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company adopted ASU 2017-09 for the period beginning April 1, 2018.

The accompanying notes are an integral part of this financial statement.

6

2. Significant Accounting Policies (continued)

Shares

Occasionally, the Parent grants share awards to the Company's employees. The share awards vest over a period of one year to three years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no performance conditions or market conditions. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted and such expenses are recorded as employee compensation and benefits.

The Company permits employees to elect to receive fewer shares on the vest date than specified in the original award, in lieu of the Company paying taxes due on the award on the employee's behalf. The award in the form of shares is accounted for as equity.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease, for office space. The Company recognized a lease liability and a right of use (ROU) asset as of April 1, 2019. The lease liability for each lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for its lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

The accompanying notes are an integral part of this financial statement.

7

2. Significant Accounting Policies (continued)

Income Taxes

Effective January 1, 2010, the Company elected to change its tax classification from a partnership to a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The provision of ASC 740, Income Taxes ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the financial statements.

Allowance for credit losses

Effective April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified receivables from broker dealers as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period after adoption. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The accompanying notes are an integral part of this financial statement.

8

2. Significant Accounting Policies (continued)

Allowance for credit losses (continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables from broker dealers is not significant until they are 90 days past due on the contractual arrangement or when the company has no expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

3. Fixed Assets

Details of fixed assets at December 31, 2020 were as follows:

Computers	$ 659,532
Furniture and equipment	261,970
Leasehold improvements	334,380
Subtotal	1,255,882
Less: Accumulated depreciation and amortization	(1,171,450)
Total fixed assets, net of accumulated depreciation and amortization	$ 84,432

4. Commitments and Contingent Liabilities

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified these leases as an operating lease. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported on the Statement of Financial Condition as of December 31, 2020 were as follows:

Operating lease ROU asset	$ 481,614
Operating lease liability	$ 514,426
Weighted-average remaining lease term:	14 months
Weighted-average discount rate:	6%

The accompanying notes are an integral part of this financial statement.

4. Commitments and Contingent Liabilities (continued)

The Company leases office and storage space in New York City under operating leases which will expire in February 2022. The office lease is secured by a standby letter of credit that is collateralized by a money market deposit account.

The Company also leases office space in Boston under an operating lease. The lease in Boston was renewed through August 2020. The Company renewed this lease for an additional one year term through August 2021.

In addition, the Company had two operating leases for two office copiers, one of which expired in October 2020, and one expiring in April 2021.

Aggregate future minimum rental payments under operating leases for the years subsequent to December 31, 2020 are approximately as follows:

Years ending December 31:		
2021	$	484,519
2022		88,611
Thereafter		0
Total	$	573,130

In accordance with its clearing agreements, the Company is responsible for indemnifying its clearing brokers against specified potential losses, in connection with acting as an agent of, or providing services to its clients, including losses the clearing brokers may sustain from carrying securities transactions introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for these indemnifications.

5. Related Party Transactions

Securities transactions, revenues and Receivable from Parent

As of December 31, 2020, payments owed to the Company related to service fee revenues from the Parent were $143,608 and were included within Receivable from Parent on the Statement of Financial Condition.

The accompanying notes are an integral part of this financial statement.

10

Redburn (USA) LLC

Notes to Financial Statement (continued)

December 31, 2020

5. Related Party Transactions (continued)

Securities transactions, revenues and Receivable from Parent (continued)

The Company also pays certain costs on behalf of the Parent related to the revenues earned by the Parent. The Company does not recognize these costs as Company expenses because the Parent recognizes these expenses along with the associated revenues. As of December 31, 2020, payments received by the Company related to these costs exceeded the amount due to the Company by $62,900 and was included within Receivable from Parent on the Statement of Financial Condition.

Expense reimbursements

Occasionally, some of the Parent's employees incur travel and entertainment expenses which are paid by the Company and subsequently reimbursed to the Company by the Parent. For the nine month period from April 1, 2020 through December 31, 2020, no travel and entertainment expenses were paid by the Company on behalf of the Parent. The Company reimbursed the Parent for these professional fees as of December 31, 2020.

Stock Based Compensation

Shares

The following table details the number and weighted average grant date fair values of, and movements in, shares during the year:

	As of April 1, 2020	Granted	Vested	Forfeited	As of December 31, 2020
Unvested shared based payments					
Number of shares	127,426	-	(14,375)	-	113,051
Weighted average grant date fair value	£4.75		£8.00		£4.33

As of December 31, 2020, the total compensation cost related to unvested awards not yet recognized is $434,657 and the weighted-average period over which it is expected to be recognized is 23.83 months.

The accompanying notes are an integral part of this financial statement.

6. Income Taxes

The effective tax rate differs from the statutory federal tax rate of 21% primarily due to state apportionment changes, state and local income taxes, and permanent book and tax differences.

As of December 31, 2020, the deferred tax assets and liabilities included in the Statement of Financial Condition were as follows:

	December 31, 2020
Deferred tax assets	$ 255,087
Deferred tax liabilities	18,500
Net deferred tax assets	$ 236,587

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses on a cash basis beginning with the fiscal year ended May 31, 2013, start-up costs, deferred rent and stock based compensation. The deferred tax liabilities are the result of timing differences related to the depreciation of fixed assets. Deferred tax assets increased by $126,498 and deferred tax liabilities decreased by $7,397 as of December 31, 2020 as compared to the balances as of March 31, 2020.

Management believes that it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2020, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2018 to 2020 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), enacted on March 27, 2020, includes modifications to the Internal Revenue Code (IRC) intended to provide economic relief to those impacted by the COVID-19 pandemic. It also provides for loans and other benefits to businesses and individuals along with other priorities. The Company is continuing to review the potential impact of the CARES Act, however at this point in time, the CARES Act is not expected to have a material impact on the Company's financial statements.

The accompanying notes are an integral part of this financial statement.

12

7. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $9,750 per annum for the calendar year ending December 31, 2020.

As of December 31, 2020, $219,769 of the contributions were payable and included in Accrued compensation and benefits on the Statement of Financial Condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

At December 31, 2020, the Company had net capital of $5,100,144 which was $4,850,144 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Risks and Uncertainties

On January 30, 2020, the World Health Organization declared the outbreak of coronavirus ("Covid-19") to be a public health emergency of international concern. This coronavirus outbreak has severely restricted the level of economic activity around the world as well as leading to increased equity market volatility. In response to this coronavirus outbreak, the governments of many countries, states, cities and other geographic regions have provided significant financial support and stimulus and taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

Since these restrictions were imposed, the Company's core business activities have been successfully conducted on a remote working basis. Whilst business activity was elevated in March 2020 due to Covid-19 related market volatility, activity levels fell back to pre-pandemic levels in late April and May 2020 and there is a risk that business activity falls further following the approval of these financial statement. However, as explained more fully in Note 2, the Company

The accompanying notes are an integral part of this financial statement.

13

10. Risks and Uncertainties (continued)

does not recognize revenue received directly from clients. Rather, in accordance with a transfer pricing agreement with the Parent, the Company transfers any income collected to the Parent. The Parent pays the Company a mark-up of 6.5% on all employment and administrative costs incurred by the Company. Accordingly, the Company does not expect its regulatory capital and liquidity position to be negatively impacted by Covid-19 in the event that business activity falls later in the year.

11. Subsequent Events

The Company has evaluated subsequent events through the date on which the financial statement was available to be issued, and determined that no subsequent events have occurred that would require disclosure in the financial statement or accompanying notes other than as noted below.

In accordance with the Company's clearing agreement with Pershing, the Company transferred $1,000,000 to Pershing in January 2021 to be maintained as a clearing deposit. Additionally, the Company received a capital contribution of $1,000,000 from the Parent in January 2021.

The accompanying notes are an integral part of this financial statement.

14